Exhibit 99.1
BABCOCK & BROWN AIR REPORTS FIRST QUARTER 2009
RESULTS
Dublin, Ireland, May 7, 2009 — Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2009.
First Quarter Highlights
•	Net income of $47.0 million, EPS of $1.45

•	Available Cash Flow of $35.3 million, $1.09 per share

•	Purchased $100 million principal amount of notes payable for $48.7 million

•	Unrestricted Cash of $34.5 million at quarter end

•	Repurchased 2.2 million shares after March 31st

•	First Quarter Dividend of $0.20 per share declared on April 15th
“The highlight of our first quarter was the purchase of $100 million principal amount of our debt securitization notes for $48.7 million, after associated expenses, which resulted in a gain of $49.0 million in the quarter,” said Colm Barrington, CEO of B&B Air. “In addition after March 31st, we repurchased 2.2 million shares, which represented approximately 7% of our shares outstanding, for $9.0 million. Including the dividend paid, the share repurchases and the debt purchased, B&B Air has utilized cash of $64 million during the first quarter to enhance shareholder value. We will continue to evaluate future transactions that will create additional value for our shareholders.”
“Despite difficult airline market conditions, our portfolio of 62 aircraft continues to generate stable income and cash flow,” added Barrington. “All of our aircraft are currently on or committed to leases. After the debt purchase we ended the quarter with $34.5 million in unrestricted cash.”
First Quarter 2009 Financial Results
B&B Air’s net income and basic and diluted earnings per share for the first quarter of 2009 were $47.0 million and $1.45 per share compared to $11.7 million and $0.35 per share in the same period in the preceding year. The first quarter 2009 result includes a $49.0 million gain, before associated income tax, from purchasing $100 million principal amount of notes payable for $48.7 million and $6.5 million representing a partial settlement in respect of aircraft repossessed in a prior period. The gain from the notes payable purchase includes a change for loan issuance costs and unamortized discount associated with the original note issuance.

Operating lease revenue for the first quarter of 2009 was $53.4 million compared to $48.4 million in the same period of the previous year, an increase of $5.0 million, or 10%. The increase is principally due to the acquisition of aircraft. First quarter 2008 revenue included $3.2 million of end of lease revenue and $2.4 million of financing lease income, neither of which were earned in 2009. Interest and other income was $0.2 million in the first quarter of 2009 compared to $1.1 million in the first quarter of 2008.
Total expenses in the first quarter of 2009 were $48.1 million, compared to $38.5 million in the same period in the previous year. The increase in expenses was primarily due to the increase in the size of the portfolio.
Depreciation expense in the first quarter of 2009 was $20.6 million compared to $15.0 million for the same period in the previous year. This increase is also mainly due to the addition of aircraft to the portfolio and the commencement of depreciation for four aircraft reclassified from finance leases to flight equipment held for operating leases.
Interest expense in the first quarter of 2009 was $20.6 million compared to $17.9 million for the same period in the previous year. The increase is mainly due to increased borrowing incurred in connection with the growth of the portfolio, partially offset by decreases in LIBOR which reduced interest costs on the debt amounts associated with aircraft with variable rate leases.
Selling, general and administrative expenses were $6.2 million in the first quarter of 2009 compared to $5.0 million in the same period of the previous year.
The provision for income taxes was $14.0 million in the first quarter of 2009 and reflects the recognition of deferred taxes at a 25% rate on the gain associated with the purchase of the notes payable. The effective income tax rate for the first quarter of 2009 was 23.0% compared to 13.3% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs and the deferred tax provision, was $35.3 million for the first quarter of 2009 compared to $29.9 million for the same period in the previous year. On a per share basis, ACF was $1.09 and $0.89 for the first quarter of 2009 and 2008, respectively, an increase of 22%. The gain on the purchase of notes payable is excluded from ACF.

ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Generally Accepted Accounting Principles in the United States.
Dividend and Share Repurchases
On April 15th, B&B Air declared a dividend of $0.20 per share in respect of the first quarter of 2009. This dividend will be paid on May 20, 2009 to shareholders of record on April 30, 2009. This dividend represents 18% of ACF for the first quarter of 2009.
Subsequent to March 31, 2009, B&B Air repurchased 2,208,963 shares at an average price of $4.08 per share or $9.0 million. These shares represented 6.8% of the shares outstanding at March 31, 2009. After repurchase of these shares, B&B Air has 30,279,948 shares outstanding. Under the $30 million share repurchase program that has been extended to June 2010, B&B Air may make further share repurchases from time to time in open market or in privately negotiated transactions. The timing of share repurchases under the program will depend upon a variety of factors, including market conditions, and may be suspended or discontinued at any time.
Financial Position
At March 31, 2009, B&B Air’s total assets were $2.03 billion, including flight equipment held for operating lease with a net book value of $1.81 billion. Restricted and unrestricted cash at March 31, 2009 totaled $154.4 million compared to $170.4 million at December 31, 2008. The decrease reflects the cash used to purchase the $100 million of notes payable and a dividend payment, partially offset by operating cash generated from our portfolio.
Aircraft Portfolio
During the first quarter of 2009, B&B Air’s utilization factor was 97%. At March 31st, all but one of the aircraft in B&B Air’s portfolio were on lease. The aircraft were on lease to 36 lessees in 19 countries.

The table below shows the aircraft in B&B Air’s initial portfolio and the portfolios on March 31, 2008, December 31, 2008, and March 31, 2009:

Portfolio On	Oct 2, 2007	Mar 31, 2008	Dec 31, 2008	Mar 31, 2009
Airbus A319	5	10	10	10
Airbus A320	16	17	17	17
Airbus A330	—	1	1	1
Boeing 737	16	17	19	19
Boeing 747	—	1	1	1
Boeing 757	9	11	12	12
Boeing 767	1	1	1	1
Boeing 777	—	1	1	1

Total	47	59	62	62

On March 31, 2009, the average age of B&B Air’s portfolio was 6.6 years weighted by the net book value of each aircraft. The average remaining lease term was 5.2 years, also weighted by value and including the aircraft off-lease at a lease term of zero. At March 31, 2009 the leases generate annualized revenues of $225 million.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 8:30 a.m. U.S. Eastern Time on Thursday, May 7, 2009.
Participants should call +1-706-643-7953 (International) or 866-696-7906 (North America) and enter confirmation code 96537355. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 96537355. The replay recording will be available until May 21, 2009.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, please visit our website at www.babcockbrownair.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown
+ 1-212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Operations
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31, 2008	March 31, 2009
	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$48,388	$53,380
Finance lease income	2,446	—
Gain on purchase of notes payable	—	48,980
Lease termination settlement	—	6,475
Interest and other income	1,111	245

Total revenues	51,945	109,080

Expenses
Depreciation	15,045	20,605
Interest expense	17,939	20,641
Selling, general and administrative	5,044	6,168
Maintenance and other costs	439	688

Total expenses	38,467	48,102

Net income before provision for income taxes	13,478	60,978
Provision for income taxes	1,794	14,027

Net income	$11,684	$46,951

Weighted average number of shares — basic and diluted	33,603,450	32,488,911
Earnings per share — basic and diluted	$0.35	$1.45
Dividends declared and paid per share	$0.50	$0.20

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	December 31, 2008	March 31, 2009
	(Audited)	(Unaudited)
Assets
Cash and cash equivalents	$56,763	$34,469
Restricted cash and cash equivalents	113,658	119,887
Rent receivables	4,148	4,981
Flight equipment held for operating lease, net	1,830,612	1,810,189
Deferred tax asset, net	40,734	25,690
Fair market value of derivative asset	2,368	2,818
Other assets, net	37,891	29,292

Total assets	2,086,174	2,027,326

Liabilities
Accounts payable and accrued liabilities	13,809	8,542
Rentals received in advance	9,476	9,209
Payable to related parties	2,728	1,934
Security deposits	35,664	35,713
Maintenance payment liability	88,526	95,034
Notes payable, net	826,301	726,626
Borrowings under aircraft acquisition facility	597,471	597,471
Fair market value of derivative liabilities	113,374	105,593
Other liabilities	9,412	9,991

Total liabilities	1,696,761	1,590,113

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,488,911 shares issued and outstanding at December 31, 2008 and March 31, 2009	32	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	499,882	499,882
Retained earnings (deficit)	(16,584)	23,869
Accumulated other comprehensive loss, net	(93,917)	(86,570)

Total shareholders’ equity	389,413	437,213

Total liabilities and shareholders’ equity	$2,086,174	$2,027,326

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31, 2008	March 31, 2009
	(Unaudited)	(Unaudited)
Net income	$11,684	$46,951
Add (less):
Depreciation	15,045	20,605
Amortization of lease incentives	—	1,059
Amortization of debt issuance costs	1,515	1,715
Gain on purchase of notes payable	—	(48,980)
Provision for deferred income taxes	1,608	13,994

Available cash flow	$29,852	$35,344

Weighted average share outstanding	33,603,450	32,488,911
Available cash flow per share	$0.89	$1.09

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, and provision for deferred income taxes. In addition, gain on purchase of notes payable is excluded from ACF. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Generally Accepted Accounting Principles in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.